OMB APPROVAL OMB Number: 3235-0359 Expires: December 31, 2014 Estimated average burden hours per response. . . . . .1.5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM  N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management  Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-l  [17 CFR 270.17f-l]

1. Investment Company Act File Number: 811-21720				Date examination completed: August 13, 2012
2. State identification Number:
AL	AK 60059073	AZ 47998/58626	AR 60019962	CA	CO IC2006-29-973
CT 1045411	DE 67763	DC	FL	GA SC48897	HI
ID 61893	IL 60017858	IN	IA I-66755/77357	KS 2010S0001164	KY 60021353
LA 131269	ME MFN10024364/10028233	MD SM20071922	MA	MI 955192/961665	MN R-47863.8
MS 60057491	MO 2007-01521	MT 60788/71540	NE 69339/69340	NV	NH
NJ MF-5494	NM 26620/36715	NY S31-97-59	NC 26267	ND	OH 71823
OK IC-2180853/ 2207843	OR 2007-1242	PA 2005-07-040MF	RI	SC MF18653	SD 51117/53850
TN RM11-1549	TX C84213/95342	UT 7038958	VT	VA 146434	WA 60045884/60045266
WV MF 59735	WI 612778	WY 24269	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Pacific Financial Tactical Fund, a series of the Northern Lights Fund Trust
4. Address of principal executive office (number, street, city, state, zip code): 450 Wireless Blvd., Hauppauge, NY 11788

INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company

1.     All items must be completed by the investment company.

2.     Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3.     Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2205 (11-03)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number.  Filing of Form N-17f-1 is mandatory for an investment company that maintains securities or similar investments in the custody of a member of a National Securities Exchange.  Rule 17f-1 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-1 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-1 is approximately 0.16 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing the burden of the Form.  This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44

U.S.C. § 3507.  Responses to this collection of information will not be kept confidential.

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

August 13, 2012

We, as members of management of the Pacific Financial International Fund, Pacific Financial Strategic Conservative Fund and Pacific Financial Tactical Fund (the “Funds”), each a series of the Northern Lights Fund Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Funds“ compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of April 30, 2012, and from March 1, 2012 through April 30, 2012.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 for the Investment Company Act of 1940 as of April 30, 2012 and from March 1, 2012, through April 30, 2012, with respect to securities reflected in the investment accounts of each Fund.

/s/ Andrew Rogers

President

/s/ Kevin Wolf

Treasurer

August 13, 2012

Cohen Fund Audit Services, Ltd.

800 Westpoint Pkwy., Ste. 1100

Westlake, OH  44145

In connection with your examination of management“s assertion included in the Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Pacific Financial International Fund, Pacific Financial Strategic Conservative Fund and Pacific Financial Tactical Fund (the “Funds”), each a series of the Northern Lights Fund Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 as of April 30, 2012 and for the period from March 1, 2012 through April 30, 2012, for the purpose of expressing an opinion that the Funds“ assertions are fairly stated, in all material respects, we confirm, to the best of our knowledge and belief, the following representations made to you during the course of your examination.

1.

We are responsible for the Funds“ compliance with the provisions of Rule 17f-1 of the Investment Company Act of 1940 and for our assertion that the Funds were, to the best of our knowledge, in compliance with the above-mentioned rules for the period from March 1, 2012 through April 30, 2012.

2.

We are responsible for establishing and maintaining effective internal control over compliance.

3.

We have performed an evaluation of the Funds“ compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as April 30, 2012, and for the period from March 1, 2012 through April 30, 2012.

4.

We have disclosed to you all known noncompliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of April 30, 2012, and from March 1, 2012 through April 30, 2012, including noncompliance occurring from April 30, 2012 through the date of this letter.

5.

We have disclosed to you all events subsequent through the date of this letter that would have a material effect on your examination of our assertion.

6.

We have made available to you all records relevant to your examination of our assertion.

7.

We have responded fully to all inquiries made to us by you during the examination.

8.

We intend to distribute your report only to the Board of Trustees, management and the Securities and Exchange Commission.

By:

/s/ Andrew Rogers

President

/s/ Kevin Wolf

Treasurer

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